Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Major Operating Data of the 2021 First three Quarters

According to Rule 15 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.14—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”) announced the major operating data for the three months ended 30 September 2021 as follows:

I. Operating data of major products in the 2021 first three quarters

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (RMB’000)
Petroleum products
Diesel	243.24	242.64	12,498,740
Gasoline	244.13	244.49	17,454,279
Jet Fuel note 1	92.66	76.72	2,696,514
Intermediate petrochemicals
PX note 2	31.79	28.25	1,575,282
Benzene note 1	20.87	20.00	1,194,742
Ethylene Glycol note 2	12.18	3.60	167,428
Ethylene Oxide	22.37	21.80	1,432,082
Ethylene note 2	50.18	—	—
Resins and plastics
PE	37.31	37.01	3,153,299
PP	32.96	30.40	2,661,105
Polyester chips note 1 note 2	24.10	22.51	1,228,383
Synthetic fibres
Acrylics	6.24	6.20	968,882
Polyester note 1	2.24	2.21	137,826

Note 1: Sales volume excludes materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is for internal use.

The above data for sales volume and sales revenue does not include the data for the Company’s trading of petrochemical products.

II. Change in prices of major products and raw materials in the 2021 first three quarters

Unit: RMB yuan /ton

Product	The average price in the 2021 first three quarters	The average price in the 2020 first three quarters	Change
Diesel	5,151	4,045	27.36%
Gasoline	7,139	6,025	18.48%
Jet Fuel	3,515	2,887	21.76%
Ethylene	—	—	—
PX	5,576	4,082	36.60%
Benzene	5,973	3,379	76.74%
Ethylene Glycol	4,652	3,595	29.39%
Ethylene Oxide	6,570	6,030	8.95%
PE	8,521	7,132	19.46%
PP	8,754	7,598	15.21%
Polyester chips	5,457	4,457	22.45%
Acrylics	15,626	10,580	47.69%
Polyester	6,227	5,686	9.52%

Raw material	The average processing cost in the 2021 first three quarters	The average processing cost in the 2020 first three quarters	Change
Crude oil	3,048	2,490	22.41%

III. Other matters

The above-mentioned production and operating data were calculated based on the internal statistics of the Company and are intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data are unaudited and do not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 18 October 2021